UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO-I/A

(Amendment No. 5)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CBS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B Common Stock, $0.001 Par Value

(Title of Class of Securities)

1248572 02

(CUSIP Number of Class of Securities)

Lawrence P. Tu

Senior Executive Vice President and Chief Legal Officer

CBS Corporation

51 West 52nd Street

New York, New York 10019

(212) 975-4321

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,166,186,181.00	$145,190.18

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of class A common stock, par value $0.01, of Entercom Communications Corp. (as reported on the New York Stock Exchange on October 17, 2017) into which shares of common stock, par value $0.01, of CBS Radio Inc. being offered in exchange for shares of Class B common stock, par value $0.001, of CBS Corporation will be converted, and paid in connection with Entercom Communication Corp.’s Registration Statement on Form S-4, which was initially filed on April 12, 2017 (Registration No. 333-217273) (the “Entercom Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Entercom Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $158,667.24	Filing Party: Entercom Communications Corp.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-217273).	Date Filed: April 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed by CBS Corporation (“CBS”), with the Securities and Exchange Commission (the “SEC”) on October 19, 2017 (as amended by Amendment No. 1 filed by CBS with the SEC on November 1, 2017, Amendment No. 2 filed by CBS with the SEC on November 6, 2017, Amendment No. 3 filed by CBS with the SEC on November 9, 2017 and Amendment No. 4 filed by CBS with the SEC on November 15, 2017, the “Schedule TO”).

The Schedule TO relates to the offer by CBS to exchange all shares of common stock, par value $0.01 per share (the “Radio Common Stock”), of its wholly owned subsidiary, CBS Radio Inc. (“CBS Radio”), a Delaware corporation, for shares of CBS Class B common stock, par value $0.001 per share (the “CBS Class B Common Stock”), that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). As promptly as practicable following completion of the Exchange Offer and, if the Exchange Offer is consummated but is not fully subscribed, or in the event the Exchange Offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, a subsequent pro rata dividend of all remaining shares of Radio Common Stock to holders of CBS Class B Common Stock and CBS Class A common stock, par value $0.001 per share (the “CBS Class A Common Stock” and, together with the CBS Class B Common Stock, the “CBS Common Stock”), whose shares of CBS Common Stock remain outstanding after consummation of the Exchange Offer (the “spin-off”), Constitution Merger Sub Corp. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Entercom Communications Corp. (“Entercom”), will merge with and into CBS Radio, with CBS Radio surviving the merger and becoming a wholly owned subsidiary of Entercom (the “Merger”). Pursuant to the Merger, each share of Radio Common Stock will automatically convert into the right to receive one share of Entercom class A common stock, par value $0.01 per share (the “Entercom Class A Common Stock”), on the terms and subject to the conditions set forth in the Prospectus, dated October 19, 2017 (the “Prospectus”), the Letter of Transmittal and the instructions to the Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(i) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, CBS Radio has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-217279) (as amended, the “Registration Statement”) to register the shares of Radio Common Stock offered in exchange for shares of CBS Class B Common Stock tendered in the Exchange Offer and to be distributed in any pro rata dividend in the spin-off. Entercom has also filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-217273) to register the shares of Entercom Class A Common Stock into which shares of Radio Common Stock will be converted in the Merger. The information set forth in the Prospectus and the Letter of Transmittal and the instructions to the Letter of Transmittal therein are incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

This Amendment No. 5 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

(a) Material Terms.

The Exchange Offer expired at 11:59 p.m., New York City time, on November 16, 2017. Under the terms of the Exchange Offer, 5.6796 shares of Radio Common Stock will be exchanged for each share of CBS Class B Common Stock accepted in the Exchange Offer.

According to the exchange agent for the Exchange Offer, Wells Fargo Bank, N.A., 165,743,402 shares of CBS Class B Common Stock were tendered prior to the expiration of the Exchange Offer, including 64,125,859 shares of CBS Class B Common Stock validly tendered and not validly withdrawn and 101,617,543 shares of CBS Class B Common Stock that were tendered by notice of guaranteed delivery. CBS has accepted 17,854,689 of the tendered shares in exchange for 101,407,494 shares of CBS Radio Common Stock owned by CBS. Because the Exchange Offer was oversubscribed, CBS accepted tendered shares of CBS Class B common stock on a pro rata basis in proportion to the total number of shares tendered and not validly withdrawn. Shareholders who owned fewer than 100 shares of CBS Class B common stock, or an “odd lot,” and who validly tendered all of their shares, will not be subject to proration in accordance with the terms of the Exchange Offer.

Based on the total number of shares of CBS Class B Common Stock reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 10.12% of the tendered shares of CBS Class B Common Stock that are subject to proration will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer. This preliminary proration factor is subject to change based on the number of tendered shares that satisfy the guaranteed delivery procedures.

CBS expects to announce the final proration factor as soon as possible following the expiration of the guaranteed delivery period, which will occur on November 20, 2017. Promptly after the final proration factor is announced, shares of CBS Class B common stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form. Also at that time, the exchange agent for the Exchange Offer will deliver to Entercom’s transfer agent a final shareholder list for CBS Radio common stock received by tendering holders of CBS Class B Common Stock whose shares were accepted for exchange in the Exchange Offer. Entercom’s transfer agent will use the final shareholder list to credit such shareholders with an equal number of whole shares of Entercom Class A Common Stock. Fractional shares of Entercom Class A Common Stock due to tendering CBS Class B Common Stock shareholders will be aggregated and sold in the open market by Entercom’s transfer agent. Checks in lieu of fractional shares will thereafter be delivered to such tendering holders of CBS Class B Common Stock by Entercom’s transfer agent.

Immediately following the consummation of the Exchange Offer, the Merger closed effective as of 12:01 a.m., New York City time, on November 17, 2017. In the Merger, each whole share of CBS Radio Common Stock outstanding immediately following the Exchange Offer was converted into one share of Entercom Class A Common Stock (with shareholders entitled to cash in lieu of fractional shares).

On November 17, 2017, CBS issued a press release announcing the consummation and preliminary results of the Exchange Offer, a copy of which is attached as Exhibit (a)(1)(xxvi) hereto and is incorporated herein by reference.

On November 17, 2017, CBS issued a press release announcing the consummation of the Merger, a copy of which is attached as Exhibit (a)(5)(xxvii) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal and Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(iv)	Form of Notice of Guaranteed Delivery for CBS Class B Common Stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(v)	Form of Notice of Withdrawal of CBS Class B Common Stock (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(1)(vi)	Form of Letter to CBS 401(k) Plan Participants (incorporated by reference to Exhibit 99.7 to the Registration Statement)

(a)(1)(vii)	Form of Letter to CBS Radio 401(k) Plan Participants (incorporated by reference to Exhibit 99.8 to the Registration Statement)

(a)(1)(viii)	Form of Notice of Conditional Exercise (incorporated by reference to Exhibit 99.10 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)(i)	Prospectus, dated October 19, 2017 (incorporated by reference to the Registration Statement)

(a)(5)(i)	Press Release by CBS Corporation, dated October 19, 2017*

(a)(5)(ii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 19, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 19, 2014)

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 20, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 20, 2017)

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 23, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 23, 2017)

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 24, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 24, 2017)

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 25, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 25, 2017)

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 26, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 26, 2017)

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 27, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 27, 2017)

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 30, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 30, 2017)

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 31, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 31, 2017)

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 1, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 1, 2017)

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 2, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 2, 2017)

(a)(5)(xiii)	CBS Radio Inc. unaudited consolidated financial statements for the three and nine months ended September 30, 2017 (incorporated by reference to Exhibit 99.1 of CBS Corporation’s Form 8-K filed with the SEC on November 3, 2017) and CBS Radio Inc. supplemental financial information for the three and nine months ended September 30, 2017 (incorporated by reference to Exhibit 99.2 of CBS Corporation’s Form 8-K filed with the SEC on November 3, 2017)

(a)(5)(xiv)	Press Release by CBS Corporation dated November 1, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CBS Corporation with the Securities and Exchange Commission on November 1, 2017).

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 3, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 3, 2017)

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 6, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 6, 2017)

(a)(5)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 7, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 7, 2017)

(a)(5)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 8, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 8, 2017)

(a)(5)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 9, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 9, 2017)

(a)(5)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 13, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 13, 2017)

(a)(5)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 13, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 13, 2017)

(a)(5)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 14, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 14, 2017)

(a)(5)(xxiii)	Press Release by CBS Corporation dated November 14, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CBS Corporation with the Securities and Exchange Commission on November 15, 2017).

(a)(5)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 15, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 15, 2017)

(a)(5)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 16, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 16, 2017)

(a)(5)(xxvi)	Press Release by CBS Corporation dated November 17, 2017

(a)(5)(xxvii)	Press Release by CBS Corporation dated November 17, 2017

(b)	None

(c)	None

(d)(i)	Agreement and Plan of Merger, dated as of February 2, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Registration Statement)

(d)(ii)	Master Separation Agreement, dated as of February 2, 2017, by and between CBS Corporation and CBS Radio Inc. (incorporated by reference to Exhibit 2.2 to the Registration Statement)

(d)(iii)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 10, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.3 to the Registration Statement)

(d)(iv)	Amendment No. 2 to the Agreement and Plan of Merger, dated as September 13, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.4 to the Registration Statement)

(d)(v)	Form of Transition Services Agreement, by and between CBS Corporation and Entercom Communications Corp. (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(d)(vi)	Form of Joint Digital Services Agreement, by and between CBS Corporation and Entercom Communications Corp. (incorporated by reference to Exhibit 10.2 to the Registration Statement)

(d)(vii)	Form of CBS Brands License Agreement, by and between CBS Broadcasting Inc. and CBS Radio Inc. (incorporated by reference to Exhibit 10.3 to the Registration Statement)

(d)(viii)	Form of CBS Brands License Agreement, by and among CBS Broadcasting Inc. and CBS Mass Media Corporation, CBS Radio Inc. and Certain Subsidiaries of CBS Radio Inc. (incorporated by reference to Exhibit 10.4 to the Registration Statement)

(d)(ix)	Form of CBS Brands License Agreement, by and among CBS Broadcasting Inc., CSTV Networks, Inc. d/b/a CBS Sports Network, CBS Sports Radio Network Inc. and CBS Radio Inc. (incorporated by reference to Exhibit 10.5 to the Registration Statement)

(d)(x)	Form of Tax Matters Agreement, by and between CBS Corporation, CBS Radio Inc. and Entercom Communications Corp. (incorporated by reference to Exhibit 10.11 to the Registration Statement)

(e)	None.

(f)	None

(g)	None

(h)(i)	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement)

*	previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2017

CBS CORPORATION

By:	/s/ Joseph R. Ianniello
Name:	Joseph R. Ianniello
Title:	Chief Operating Officer

[Signature Page to SC TO-I/A]